Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

February 14, 2012

Barclays Capital EURO Diversification Index

Barclays Capital FX Structuring February 2012

FOR EDUCATIONAL AND INFORMATIONAL PURPOSES ONLY

BARCLAYS CAPITAL

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FOR EDUCATIONAL AND INFORMATIONAL PURPOSES ONLY

Barclays Capital Euro Diversification Index : Overview

•	Barclays Capital Euro Diversification IndexTM (the “Index”) is intended to allow investors to express a Euro-bearish view

•	The Index selects a basket of currencies weighted according to Eurozone trade data, as published by the Bank of International Settlements, an independent third party

•	Index takes short EUR position against this basket of currencies systematically. Weights updated every 3 years with potential revisions every year

•	Revisions to the weighting of the Index are based off of the revised levels from the Bank of International Settlements which can occur every year

•	The Index intends to capture material changes in Eurozone trade flows that could affect subsequent EUR performance

•	Forward positions are taken every month in the currencies of the 10 main trading partners of the Eurozone against the EUR

Volatility and Scaling

•	The Index is designed to target a volatility of 5%

•	Each month, the Index observes the trailing 1-month volatility of the basket

•	In periods of high volatility, the weights are scaled down, with a floor of 0%

•	In periods of low volatility, the weights are scaled up, with a cap of 150%

Barclays Capital Euro Diversification Index was launched in January 2012. All information included above in respect of the Index prior to its launch date is hypothetical historical information. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.

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FOR EDUCATIONAL AND INFORMATIONAL PURPOSES ONLY

Barclays Capital Euro Diversification Index : Performance focus

EUR Diversification Index Benchmark shows the performance of the non-investible benchmark index without fees (BFXSEDEE Index)

EUR Diversification Index (Vol Target, Investible) shows the performance after fees of 5% vol controlled, investible Index (BFXSEDUW Index)

Short EURUSD position shows the inverse of a EURUSD spot position, rebased to 100 in January 2002

Barclays Capital Euro Diversification Index was launched in January 2012. All information included above in respect of the Index prior to its launch date is hypothetical historical information. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.

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FOR EDUCATIONAL AND INFORMATIONAL PURPOSES ONLY

Barclays Capital Euro Diversification Index : Allocation focus

Barclays Capital Euro Diversification Index was launched in January 2012. All information included above in respect of the Index prior to its launch date is hypothetical historical information. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.

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RISK FACTORS AND DISCLAIMERS

THESE RISK FACTORS HIGHLIGHT ONLY SOME OF THE RISKS OF THE PRODUCT(S) DESCRIBED IN THIS DOCUMENT.

Market Risk & Price Volatility:

The market value of any structured note or other instrument (“Structured Investment”) linked to the Barclays Capital Euro Diversification Index (the “Index”) may be affected by the volatility of the Index and underlying components of the Index ,the level of the Index at the time of the sale, changes in interest rates, the supply and demand of the Structured Investment and a number of other factors. Movements in the level of the Index and its underlying components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As the Structured Investments are linked to an Index that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to you, and therefore you may receive less than the amount you initially invested in the Structured Investments, may not receive any additional amount on the Structured Investments or may experience other losses in connection with your investment in the Structured Investments.

We expect that the market value of the Structured Investments will be affected by changes in Interest rates. Interest rates also may affect the economy and, in turn, the level of the Index, which would affect the market value of the Structured Investments. Investors should be willing to hold the Structured Investment until maturity. If the investor sells the Structured Investment before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Structured Investment prior to maturity may be substantially less than the amount originally invested in the Structured Investment depending upon the level of the Index at the time of the sale.

Credit of the Issuer:	The Structured Investments are unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the value of the Structured Investments may be affected by changes in the perceived or actual creditworthiness of Barclays Bank PLC, and in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Structured Investments.

Liquidity:	There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Structured Investments prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Structured Investments to maturity.

Potential Conflicts of Interests:

In the case of Structured Investments linked to the Barclays Capital Euro Diversification Index, Barclays Capital, a division of Barclays Bank PLC , is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Structured Investments. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Structured Investments into consideration at any time.

In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

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RISK FACTORS AND DISCLAIMERS

THESE RISK FACTORS HIGHLIGHT ONLY SOME OF THE RISKS OF THE PRODUCT(S) DESCRIBED IN THIS DOCUMENT.

Sales Through Barclays Wealth:	Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Structured Investments to certain clients. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Structured Investments to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Structured Investments through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Structured Investments Prior to Maturity:	The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging our obligations under the Structured Investments through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.

Historical Results:	The historical or hypothetical performance of the Index should not be taken as an indication of the future performance of the Index. Past fluctuations and trends in the Index and its underlying components are not necessarily indicative of fluctuations or trends that may occur in the future.

Consider the Merits of an Investment:	In connection with any purchase of a Structured Investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in such an investment and to investigate the Index and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a Structured Investment.

Additional Risks Relating to Structured Investments Linked to the Index Based on Currencies:	The Index is comprised of currency exchange rates. The price relationship between two different currencies (e.g., the Euro and the U.S. dollar) may be highly volatile and vary based on a number of interrelated factors, including the supply of and demand for each currency, political, economic, legal, financial, accounting and tax matters and other actions that we cannot control. These factors may adversely affect the performance of the Index and its underlying components and, as a result, the market value of the Structured Investments and the amount the investor would receive at maturity.

A special risk in purchasing Structured Investments relating to one or more foreign currencies is that their liquidity, their value and the amount of principal, interest or other amounts payable on the Structured Investments could be affected by the actions of sovereign governments which could change or interfere with currency valuation and the movement of currencies across borders. There may be no adjustment or change in the terms of those Structured Investments in the event that currency exchange rates comprising the Index should become fixed, in the event of any devaluation, revaluation or imposition of exchange or other regulatory controls or taxes, in the event of the issuance of a replacement currency, or in the event of any other development affecting the relevant currencies.

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Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue - Attn: US InvSol Support, New York, NY 10019.

The following disclaimer shall be applicable to the use of this presentation other than in connection with an SEC-registered offering of any securities:

This presentation has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays”), for informational purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays. The final terms and conditions of any transaction will be set out in full in the binding transaction document(s).

This presentation shall not constitute an underwriting commitment, an offer of financing, an offer to sell, or the solicitation of an offer to buy any securities, financial products or investments (collectively, the “Products”), which shall be subject to Barclays’ internal approvals. Any offer of sale of any Product may only be made pursuant to final offering documentation and binding transaction documents and is subject to the detailed provisions, including risk considerations, contained therein. No transaction or service related thereto is contemplated without Barclays’ subsequent formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary and is not providing any investment advice or recommendations of any kind. Accordingly, you must independently determine, with your own advisors, the appropriateness for you of any Product. Neither Barclays nor any affiliate assumes any fiduciary responsibility or accepts any related liability for any consequences, including consequential losses, arising from the use of this document or reliance on the information contained herein. Barclays does not guarantee the accuracy or completeness of, and provides no assurances with respect to, information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources.

Products of the type described in this presentation may involve a high degree of risk and the value of such Products may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. Prior to transacting, you should ensure that you fully understand (either on your own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to you. Barclays and its affiliates do not provide tax advice and nothing contained in the materials available on this page should be construed to be tax advice. Please be advised that any discussion of US tax matters contained in such materials (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding US tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.

© 2012, Barclays Bank PLC. All rights reserved.

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